1. Name and Address of Reporting Person
   Pontius, Stanley N.
   8 Churchill Street
   Hamilton, OH 45013
2. Issuer Name and Ticker or Trading Symbol
   First Financial Bancorp (FFBC)
3. IRS or Social Security Number of Reporting Person (Voluntary)
   ###-##-####
4. Statement for Month/Year
   10/2002
5. If Amendment, Date of Original (Month/Day/Year)
6. Relationship of Reporting Person(s) to Issuer (Check all applicable)
   (X) Director                   ( ) 10% Owner
   (X) Officer (give title below) ( ) Other (specify below)
   Executive Officer
7. Individual or Joint/Group Filing (Check Applicable Line)
   (X) Form filed by One Reporting Person
   ( ) Form filed by More than One Reporting Person

TABLE I -- Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
+---------------------------------+----------+-------------+-----------------------------+----------------+-----------+------------+
|1. Title of Security             |2. Trans- |3. Trans-    |4. Securities Acquired (A)   |5. Amount of    |6. Owner-  |7. Nature   |
|                                 |   action |   action    |   or Disposed of (D)        |   Securities   |   ship    |   of In-   |
|                                 |   Date   |   Code      |                             |   Beneficially |   Form:   |   direct   |
|                                 |          |             |                             |   Owned at     |   Direct  |   Bene-    |
|                                 |  (Month/ |             |                             |   End of       |   (D) or  |   ficial   |
|                                 |   Day/   +-------+-----+-----------+------+----------+   Month        |   Indirect|   Owner-   |
|                                 |   Year)  |Code   |V    |Amount     |A/D   |Price     |                |   (I)     |   ship     |
+---------------------------------+----------+-------+-----+-----------+------+----------+----------------+-----------+------------+
Common Stock                                                                              57949            D
Common Stock                                                                              7731             I           IRA
Common Stock                                                                              13739.4175       I           401-k
Common Stock                                                                              0                I           Son
Common Stock                                                                              55571            I           Restricted
                                                                                                                       Award
Common Stock                                                                              345              I           Daughter
FFBC (Directors Fee Stock Plan)    10/07/2002 P             140         A      $18.2500   2102             D

TABLE II -- Derivative Securities Acquired, Disposed of, or Beneficially Owned
+-------------+--------+----------+---------+-----------+---------------------+----------------+----------+--------+-------+-------+
|1.           |2.      |3.        |4.       |5.         |6.                   |7.              |8.        |9.      |10.    |11.    |
|             |        |          |         |           |                     |                |          |Number  |Owner- |       |
|             |        |          |         |           |                     |                |          |of      |ship   |       |
|             |        |          |         |           |                     |                |          |Deriv-  |Form of|       |
|             |        |          |         |           |                     |Title and Amount|          |ative   |Deriv- |       |
|             |        |          |         |           |                     |of Underlying   |          |Secur-  |ative  |Nature |
|             |Conver- |          |         |Number of  |                     |Securities      |          |ities   |Secur- |of     |
|             |sion or |          |         |Derivative |Date Exercisable     +-------+--------+          |Benefi- |ity:   |In-    |
|             |Exercise|          |         |Securities |and Expiration Date  |       |Amount  |          |cially  |Direct |direct |
|             |Price of|Transac-  |Transac- |Acquired(A)|(Month/Day/Year)     |       |or      |          |Owned   |(D) or |Bene-  |
|Title of     |Deriv-  |tion Date |tion Code|Disposed(D)+----------+----------+       |Number  |Price of  |at End  |In-    |ficial |
|Derivative   |ative   |(Month/   +------+--+-----+-----+Date Exer-|Expira-   |       |of      |Derivative|of      |direct |Owner- |
|Security     |Security|Day/Year) |Code  |V |(A)  |(D)  |cisable   |tion Date |Title  |Shares  |Security  |Month   |(I)    |ship   |
+-------------+--------+----------+------+--+-----+-----+----------+----------+-------+--------+----------+--------+-------+-------+
1996 (ISO)     $11.2987                                             01/24/2006 Common                      2497     D
Stock Option                                                                   Stock
1997 (ISO)     $11.1342                                             01/28/2007 Common                      8981     D
Stock Option                                                                   Stock
1997 (NQ)      $11.1342                                             01/28/2007 Common                      11649    D
Stock Option                                                                   Stock
1998 (ISO)     $19.087                                              01/27/2008 Common                      5238     D
Stock Option                                                                   Stock
1998 (NQ)      $19.087                                              01/27/2008 Common                      25255    D
Stock Option                                                                   Stock
1999 (ISO)     $22.565                                              01/25/2009 Common                      4201     D
Stock Option                                                                   Stock
1999 (NQ)      $22.565                                              01/25/2009 Common                      41999    D
Stock Option                                                                   Stock
2000 (ISO)     $17.56                                               01/24/2010 Common                      5694     D
Stock Option                                                                   Stock
2000 (NQ)      $17.56                                               01/24/2010 Common                      58356    D
Stock Option                                                                   Stock
2001 (ISO)     $16.0124                                             01/23/2011 Common                      6244     D
Stock Option                                                                   Stock
2001 (NQ)      $16.0124                                             01/23/2011 Common                      4256     D
Stock Option                                                                   Stock
2002 (ISO)     $17.2                                                01/17/2012 Common                      5813     D
Stock Option                                                                   Stock
2002 (NQ)      $17.2                                                01/17/2012 Common                      4187     D
Stock Option                                                                   Stock

Explanation of Responses:

SIGNATURE OF REPORTING PERSON
/s/ Terri J. Ziepfel

DATE
10/07/2002